# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forum Energy Technologies, Inc., CIK 0001401257
CUSIP: 34984V209
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 10344 SAM HOUSTON PARK DRIVE, SUITE 300, HOUSTON, Texas (TX), 77064
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-001366
Filed by CIK 0001830175

## Reporting persons
- Keyframe Capital Partners, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 175,853; sole dispositive power 0; shared dispositive power 175,853; aggregate amount beneficially owned 175,853 (1.5% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof. As of December 31, 2025, the Reporting Person may have been deemed to beneficially own 578,449 shares of Common Stock (as defined in Item 2(a)), representing 5.1% of the shares of Common Stock outstanding on such date.
- Keyframe Capital Partners GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 175,853; sole dispositive power 0; shared dispositive power 175,853; aggregate amount beneficially owned 175,853 (1.5% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof. As of December 31, 2025, the Reporting Person may have been deemed to beneficially own 578,449 shares of Common Stock, representing 5.1% of the shares of Common Stock outstanding on such date.
- John R. Rapaport: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 175,853; sole dispositive power 0; shared dispositive power 175,853; aggregate amount beneficially owned 175,853 (1.5% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof. As of December 31, 2025, the Reporting Person may have been deemed to beneficially own 578,449 shares of Common Stock, representing 5.1% of the shares of Common Stock outstanding on such date.

## Item 1. Issuer
Name of issuer: Forum Energy Technologies, Inc.
Address of issuer's principal executive offices: 10344 Sam Houston Park Drive, Suite 300, Houston, TX 77064

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Keyframe Capital Partners, L.P., a Delaware limited partnership ("KCP"), the investment manager to certain funds and accounts (collectively, the "Keyframe Funds") who holds all discretion over the investment activities of the Keyframe Funds, with respect to the shares of common stock, par value $0.01 per share ("Common Stock"), of Forum Energy Technologies, Inc. (the "Issuer"), a Delaware corporation, directly held by the Keyframe Funds;

(ii) Keyframe Capital Partners GP, L.L.C., a Delaware limited liability company ("KCPGP"), the general partner of KCP, with respect to the shares of Common Stock directly held by the Keyframe Funds; and

(iii) Mr. John R. Rapaport, a United States citizen ("Mr. Rapaport"), the Chief Investment Officer and Managing Partner of KCP and the Managing Member of KCPGP, with respect to the shares of Common Stock directly held by the Keyframe Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 65 East 55th Street, 35th Floor, New York, New York 10022.
Citizenship: KCP is a Delaware limited partnership. KCPGP is a Delaware limited liability company. Mr. Rapaport is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G as of December 31, 2025 and as of the date hereof are calculated based upon an aggregate of 11,377,958 shares of Common Stock reported to be outstanding as of October 24, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on October 31, 2025.
Percent of class: 1.5%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Keyframe Capital Partners, L.P.: /s/ John R. Rapaport, John R. Rapaport, Chief Investment Officer and Managing Partner (02/12/2026)
- Keyframe Capital Partners GP, L.L.C.: /s/ John R. Rapaport, John R. Rapaport, Managing Member (02/12/2026)
- John R. Rapaport: /s/ John R. Rapaport, John R. Rapaport, Individually (02/12/2026)